Executive Board

Division of Corporation Finance of the	AEGON N.V.
U.S. Securities and Exchange Commission Attn. Mr. J. B. Rosenberg 100F Street, N.E. Washington, D.C. 20549 United States of America	P.O. Box 202 2501 CE The Hague (The Netherlands) 50, AEGONplein 2591 TV The Hague Telephone +31 70 344 32 10 Fax +31 70 347 52 38

Our reference	Your reference	Direct Dial	The Hague
SPL1.2007BKP	File number 001-10882		January 18, 2007

Dear Mr. Rosenberg,

We thank you for the comments provided to us by Ms. Dana Hartz in a telephone call on January 8, 2007 in response to our letter dated October 19, 2006 addressed to you regarding the Annual Report on Form 20-F of AEGON N.V. (“AEGON”) for 2005 (“2005 Form 20-F”). We set forth below our responses to her comments.

18.2.1 Basis of preparation, page 175

1.	We note your response to comment 4 and your revised disclosure in your Form 6K furnished to the Commission on September 28th, 2006. Please confirm that your auditors agree with your statement that there were no differences between IFRS as adopted by the EU and IFRS as published by the IASB. In addition, please revise your proposed disclosure to specifically state compliance with IFRS as published by the IASB.

Response:

We confirm that Ernst & Young, our auditors, agree with our statement that, in our IFRS-EU consolidated financial statements, there are no differences between IFRS as adopted by the EU and IFRS as published by the IASB. In addition, we confirm that we will revise our disclosure in the 2006 Form 20-F and specifically state compliance with IFRS as published by the IASB.

Register The Hague no. 27076669

Consolidated cash flow statement of AEGON Group, page 173

2.	We have read your response to comment 3 and we are still evaluating your response at the present time. We may have further comments.

Response:

We have noted your comment.

If you have any questions or comments about the foregoing, please do not hesitate to contact the undersigned at + 31 70 344 8284 or Ruurd van den Berg, Executive Vice President Group Finance & Information, at + 31 70 344 8306.

Very truly yours,

/s/ Joseph B.M. Streppel
Joseph B.M. Streppel
Chief Financial Officer